Exhibit 99.1

Baijiayun Group Ltd Investor Presentation A one-stop video technology service provider February 2023

Management Presentation - Disclaimer 1 This presentation and any accompanying verbal presentation (the "Presentation") have been prepared by Baijiayun Group Ltd (the “Company”) solely for informational purposes and have not been independently verified. No representations, warranties or undertakings, express or implied, are made by the Company or any of its affiliates or advisors as to, and no reliance should be placed upon, the accuracy, fairness, completeness or correctness of the information or opinions presented or contained in this Presentation. None of the Company nor any of its affiliates or advisors accept any responsibility whatsoever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in this Presentation or otherwise arising in connection with the Presentation. The information presented or contained in this Presentation is subject to change without notice and its accuracy is not guaranteed. Certain statements in this Presentation, and other statements that the Company may make, are forward-looking statements. These statements reflect the Company’s intent, beliefs or current expectations about the future. These statements can be recognized by the use of words such as “expects,” “plans,” “will,” “estimates,” “projects,” “intends,” “anticipates,” “believes,” “confident” or words of similar meaning. These forward-looking statements are not guarantees of future performance and are based on a number of assumptions about the Company’s operations and other factors, many of which are beyond the Company’s control, and accordingly, actual results may differ materially from these forward-looking statements. Neither the Company nor any of its affiliates or advisors have any obligation and they do not undertake to revise forward-looking statements to reflect future events or circumstances. This Presentation does not constitute an offer to sell or issue or an invitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No securities of the Company may be sold in the United States without registration with the United States Securities and Exchange Commission (the “SEC”) or an exemption from such registration pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations thereunder. No part of this Presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Specifically, these materials do not constitute a “prospectus” within the meaning of the Securities Act. This Presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company and is qualified in its entirety by reference to the detailed information in the prospectus and other filings with the SEC. In evaluating its business, the Company uses certain non-GAAP measures as supplemental measures to review and assess its operating and financial performance. These non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating and financial performances, investors should not consider them in isolation, or as a substitute for any consolidated statement of operations data prepared in accordance with U.S. GAAP.

2 Corporate Overview Business At-a-Glance Baijiayun Group Ltd (NASDAQ: RTC) is a NASDAQ-listed company that completed a merger in December 2022. Leading integrated video-centric technology solutions provider in China Core expertise in SaaS and PaaS solutions and top-tier customers in a wide range of industries Strong revenue growth to $69M (as of FY22) with a 2-year CAGR of 71%* *Note: The financials are for BaiJiaYun Limited, the wholly-owned subsidiary of Baijiayun Group Ltd.

3 Investment Highlights •One-stop video solutions provider enabling ultra-low latency, concurrency, real-time interaction, and data security. Market-leading core technology • 2,830+ customers, including A-list companies such as BMW, Medtronic, Roche, Volvo, Hisense, JD.com, and others. Premier customer base • 100+ sales reps, 15 cities covered, $680K* per salesperson Effective sales network •Growing presence in healthcare, education, automotive, communications, finance, and IT industries Expanding into multiple verticals •A CAGR of over 71% revenue growth from FY2020 to FY2022* Strong growth profile 23 41 69 $- $10 $20 $30 $40 $50 $60 $70 $80 FY2020 FY2021 FY2022 Revenues ($m) YoY 78% YoY 68% BaiJiaYun Limited Fiscal Year End 6/30 *Note: The financials are for BaiJiaYun Limited, the wholly-owned subsidiary of Baijiayun Group Ltd $680K refers to revenue per sales rep for BaiJiaYun Limited for FY2022.

Rapid Growth Since Inception



Q4 2022
Listed on Nasdaq
with ticker RTC
行知资本 VMCapital
Revenue exceeded
$41 mm+ USD
Series C funding
達晨創投 FORTUNE CAPITAL
金浦投资 GP Capital
Revenue exceeded
23mm+ USD
Series B+ funding
青蓝资本
国科嘉和 cash capital
Series B funding
邦盛资本 Bondshine Capital
Revenue exceeded
14mm+ USD
Series A+ funding
Baidu 视频
Involve strategy
investors
Series A funding
华图教育 HUATU.COM
Independent
Operation
Angel round funding
Total capital raised
$58 mm+ USD from
inception
2017
2018
2019
Sep 2020
Sep 2020
2021
2022

Baijiayun1.0

2014 to 2018
Product development to commercialization

Developed video technology
Completed commercialization of SaaS product

Baijiayun2.0

2019 to 2021
Products standardization and Industry diversification

Iterated products and applied services to more scenarios
Expanded industry customers and built benchmark customers

Baijiayun3.0

2022+
One-stop video technology service provider

Based on video technology, build a one-stop technology service provider with a diversified product matrix

4

Providing vertically integrated solutions across the entire video cloud value chain in China Standardized platform as a service (PaaS + SaaS) Scenario-oriented deployment customized to specific industry needs as well as standardized services Proprietary RTC video capabilities + cloud-based foundational network infrastructure offer superior concurrency capacity, ultra-low latency, and high video + audio quality Developing cutting-edge AI applications in real-world environments to enhance efficiency in industries with significant growth potential 5 Key Differentiators

Large and Growing Market Opportunities Market size will reach about $7B by 2025

Video Cloud Solutions Market Size will Reach ~ $7B in China by 2025

Supply: New technologies took broadcasting to a new era

A revolution in content production
Every B-side company and C-side user can become a video producer and distributor

Reduced latency
The 5G and cloud technologies make the ultra-low latency real-time interaction over broadcasting possible

Proven technical solutions
Our solution features a variety of technologies, such as multi-channel interaction, advanced encryption, among others

Demand: Video cloud will soon be a must-have in many industries

- Metaverse
- Smart Healthcare
- Smart Transportation
- Online school
- E-Government
- Fintech

Video cloud is growing into a billion-dollar market per a report from Frost and Sullivan*

Industry CAGR (2021-2025)	Total Solution CAGR (2021-2025)	Total Solution Market (2025E)
35 %	40 %	~7



$10 B
2
8
2021A
$31 B
7
24
2025E
Basic Infrastructure
Total Solution
Unit: Billions USD

*Note: market data per Frost and Sullivan research in July 2021

7

8 Video Cloud Market Size and Growth in International Markets ✔ Global online video platform market growing at 18.4% CAGR from 2021-28, reaching $22.85 billion ✔ Asia Pacific online video platform markets to grow at 20.5% ✔ COVID-19 pandemic dramatically increased remote connectivity and video conferencing Grand view research https://www.grandviewresearch.com/industry-analysis/online-video-platforms-market

Positioned for Market Leadership

Strong Management Team with Track Record of Success

百家云 BAIJIAYUN.COM



Gangjiang Li
Founder & CEO

- Master in Computer Science at Tsinghua University, with research interests in video coding and decoding and video-on-demand.
- Served as senior technology director in Microsoft, Intel, Google, Sohu, Baidu and other well-known companies.
- Holding 8 U.S. patents and overseeing several key government research projects.
- 15 years+ of experience in audio and video R&D and management.



Yi Ma
Co-founder & President

- EMBA degree at Tsinghua University.
- Served as CTO of Sohu Video and General Manager of 56.com, fully responsible for the management of Sohu Video's product, technology and content operation.
- Focused on the exploration and innovation in Internet technology, leading the construction of multiple system platforms and exploration of innovative technologies such as video distributed CDN, H.265, video gene, face recognition, etc.



Yong Fang
CFO

- MS in Accounting and Finance from Temple University, USA and MBA from Thomas Jefferson University.
- Worked in an international accounting firm on audits of U.S. listed companies and IPO audits, and successfully led the listing of U.S. and Hong Kong registered multinational companies on the Hong Kong Main Board.
- Certified U.S. CPA (California and New York State) and International Certified Fraud Examiner certifications.
- 10+ years of experience in the financial industry in the U.S.



Zhiyun Yang
Technical Director & VP

- Master of Computer Applications, Laboratory of Pattern Recognition and Artificial Intelligence, University of Science and Technology Beijing.
- Was a member of Sohu Group Technical Committee, an expert in audio and video technology, with rich experience in video cloud computing, RTC communication, audio and video AI, etc., and several innovative patents in video.
- He has 15 years of R&D and management experience in large Internet companies.



Mu Li
Product Leader & Director

- Graduated from Dalian University of Technology with a major in software engineering.
- In 2015, he joined Gaotu Group as a product manager, responsible for building eHR system, customer service and other business systems from 0 to 1.
- In 2017, he joined Bajiayun and is currently the product leader, responsible for coordinating the team management and R&D of SaaS product line.

Microsoft | intel | Google | 搜狐视频 tv.sohu.com | Baidu 百度

10

Unique Competitive Advantage: Advanced Self-developed Video Technology

174
R&D Team member*

3
R&D Center

	Core technology	Technological Achievement
Video Tech	Ultra HD picture quality	Supports up to 8K, 12bit, providing high fidelity and ultra-high reproduction picture quality for industry users
	Narrowband HD	Ultra-high compression ratio video compression technology based on AI and CAE (Content-Aware Encoding)
	Flexible encoding	Space-time domain scalable coding, up to 6 layers, no lag and no delay
	Cloud All-in-One	Full net work, terminals, scenarios coverage with excellent user experience

	Core technology	Technological Achievement
Audio Tech	1HIFI Sound Quality	Support dual-channel echo cancellation, maximum 512ms delay; with beam formation, de-reverberation, blind signal separation and other audio processing functions
	3A Audio Algorithm	The ultimate audio experience, supporting up to 96khz full band sampling rate, the sound quality is highly restored
Internet Trans Tech	BSDN	Self-developed real-time distribution network based on SDN architecture; global coverage, availability >99.9%, providing users with a real-time interoperability experience comparable to that of dedicated lines
	80% Packet-loss resistance	ARQ, ARC, FEC, RED multi-mode, multi-combination adaptive strategy, real-time dynamic adjustment of code rate, frame rate, code rate, video sampling rate, channel bandwidth utilization up to 95% +

Our industry leading real-time communication PaaS cloud services help customers effortlessly build cloud communication capability suited to their unique preferences

*Note: R&D members are for BaiJiaYun Limited, the wholly-owned subsidiary of Baijiayun Group Ltd as of 6/30/2022

11

Comprehensive Video Technology Service System in Three Main Categories 12 Video SaaS and PaaS Cloud Related Solutions Industry AI Solutions Enterprise Live Broadcast Dual-teacher Classroom BRTC SCRM Online Edu Digital Summit Enterprise Training Smart School Video Production Video AI Dual-cyber security system Smart Business

13 Building an AI-enabled One-stop Video Solution ■ Fully self-developed technology underlay to achieve business application agility and resilience ■ Export PaaS technology capabilities to help enterprises easily build video services Based on technology and customer service experience, provide one-stop video total solution Video Cloud Technology Services PaaS One of the world's leading RTC technologies Pan-industry video cloud services AI-enabled one-stop video technology service provider ■ Self-developed underlying technology, providing high-quality video direct/on-demand and cloud communication services ■ SaaS-based delivery + enterprise private deployment. Meet all aspects of training, marketing, meetings, etc. Video Cloud Application SaaS Video Cloud One-stop Solution Building an enterprise-class video cloud infrastructure ■ Deep learning + various AI technologies + fundamental video technology ■ Provide integrated total solution of underlying technology + hardware and software products + services

Winning Business Model Delivers Value & Customization 2/8/23 14 Product Service Expansion Baijiayun as one-stop video cloud solution provider Baijiayun is a one-stop integrated cloud video service provider, with a positive cycle of customer acquisition, service, retention and profitability, continuing to expand Limited function Low barriers to competition General purpose products No customer service capability Target vertical industries Has barriers to enter new industry Single product mode video cloud provider High variety of products + ready to use solution +AI Better user experience Service as the priority High customer stickiness Better LTV Proven technology + Experienced team Able to cover all industry needs

15 Top-Tier Customers Across Multiple Verticals Healthcare Industry Global low latency Precise synchronous transmission IT Industry High system capacity Global deployment Auto Industry Real-time interaction Immersive experience Finance Industry High cyber security standards Education Industry Global low latency Precise synchronous transmission

Go To Market Strategy - With an extensive sales network in the industry, excellent service network throughout China

Covering five major zones in North China, East China, South China, Northwest China, Southwest China; Branch + R&D center + office organizational structure



Beijing
Shanghai
Shenzhe
n

100+
Sales Reps

15
Cities

54%*
CY20-CY22 Contract Value CAGR

680K+**
Per Salesperson

Robust Sales Network

- ✓ Five major zones in North China, East China, South China, Northwest China, Southwest China
- ✓ Completing the coverage of various vertical markets
- ✓ Professional team specializes in each product and industry
- ✓ Diversified product cross-selling to enhance customer stickiness

Excellent Services and Support

- ✓ Pre-sales consulting services
- ✓ 7*24 hours after-sales support
- ✓ Most updated and ample SDK and API options
- ✓ Equipment deployment service
- ✓ Development and customization Service

Notes: *54% refers to contract value CAGR from calendar year 2020 to calendar year 2022;
** $680K refers to revenue per sales rep for BaiJiaYun Limited for FY2022; the financials are for BaiJiaYun Limited, the wholly-owned subsidiary of Baijiayun Group Ltd

16

17 Future of Baijiayun: AI-Powered Next-Generation Video Applications More diverse scenarios Meeting more needs More Data Better user experience Product Iteration AI Applications and Solutions Applications and Solutions Education Holographic Classroom Cloud Proctoring Smart School Culture and Entertainment Video Social Media Cloud Gaming Virtual Concert Healthcare Remote Surgery Finance Bank Virtual Business Office Video Car Insurance Claims Media Smart Customer Service Virtual Streamer Virtual Studio Editor on the Cloud Video Production AI Medical Imaging Securities Video Classroom Remote Care Consumer Services

18 Key Performance Metrics Industry leading video tech provider Notable user base Wide industry coverage A fast-growing company among the leading players $80 mm* Contract Value $69 mm Recognized Revenue 54%** CY20-CY22 Contract Value CAGR 27% Gross Margin 20+ Industries Covered 2,800+ Accumulated Paying User *Refers to contract value for calendar year 2022 **Refers to contract value CAGR from calendar year 2020 to calendar year 2022 Note: The financials are for BaiJiaYun Limited, the wholly-owned subsidiary of Baijiayun Group Ltd for FY22

Customer Usage Cases

Products - Smart Campus AI Solution

Based on video technology, integrating AI, IoT, cloud computing and many other emerging technologies to bring changes to education, allowing further integration of intelligent education and IT.

Infrastructure

- Integrated Cabling System
- Smart Teaching System
- Campus LED System
- Campus Network System
- Campus Security System
- Campus Card

Sensor Units
(Smart Hardware)



Application Scenarios and Solution Benefits

Extended classroom
Enriching the content of after-school services, providing tutoring, guiding those who can learn to expand their learning space, and actively carrying out extracurricular activities

Safety education
Assist the school in establishing and improving the standard documents for the construction of the dual prevention system; guide the school in organizing the daily safety management system, job responsibilities and other information

Home-school communication
Providing a digital homeschool management platform with functions such as notification, attendance management, grade distribution, AI assessment, etc.

IT transformation
Use of emerging technologies such as cloud computing, Internet, mobile Internet, big data, and artificial intelligence to support the construction smart schools.

Revolutionary Teaching Mode
- Multimedia teaching and online learning to share teaching resources and improve teaching quality

Improve efficiency
- Build smart campus system to enable data sharing and improve work efficiency

Security
- Build an AI empowered campus security system enables staff detect and handle emergencies instantly

20

Products - Corporate Streaming & Training

Corporate Streaming

With self-developed technology as the core, we provide enterprise-level live video solutions for various industries to meet the needs of enterprises in diversified scenarios of online live streaming

- Online Seminar
- Summit Conference
- Online Launching Events
- Promotional Streaming



6 years — Service Experience

20 mm+ — Users

98 mm hrs — Streaming

Corporate Training

Independent deployment + personalized customization + massive course market to help enterprises build a one-stop internal training platform, covering the whole scenario of enterprise internal training platform

- Staff Training
- Promotion assessment
- Knowledge Base Construction
- Certificate Issuance
- Learning Community
- SCRM*



Massive training resources

- Quality course resources from various industries for enterprises

Data Security

- Private deployment and multi-layer security measures to ensure system stability and employee data security

Customization

- Customized system development services for different enterprise needs

21

Products – Videoconferencing Products (Boom)

百家云 BAIJIAYUN.COM



100K+

Participants Supported by Boom

200+

Nodes Around the World

100%

Self-developed products

Application Scenarios and Solution Benefits

Boom Videoconference:
Multi-party real-time audio and video conferencing, screen sharing, wireless screen casting, screen recording, whiteboard, etc.

Boom Corporate Training:
Focus on corporate training and live conference scenarios, including invitation, form filling, roll call, class upload, recording, playback, and evaluation

Boom Rooms:
Conference room solutions, shared screens, wireless screen casting, whiteboards, operational rotoscoping, IT device binding management

Open Platform API:
Helping enterprise IT, ISV system integrators, SaaS service providers, providing API interfaces to achieve easy access to Boom video conferencing for enterprise OA and industry applications

Ultra-low Latency

- End-to-end latency within 200ms
- 160 million hours of network-wide real-time communication in 3 years

Audio and Video Codec

- Resilient SVC defies network jitter
- High call quality under unideal network condition

High System Capacity

- Multi-cloud node access
- Support mullion level concurrent uses.

22

Strong Growth Profile

24 High Growth with Expected Profitability 23 41 69 - 10 20 30 40 50 60 70 80 FY2020 FY2021 FY2022 YoY 78% YoY 68% 45% 18% 37% SaaS/PaaS Cloud Related AI Solution FY2020-2022 Revenue in Millions USD and YoY Growth Products Revenue (in millions USD) SaaS/PaaS 31.3 Cloud Related 12.2 AI Solution 25.1 Note: The financials are for BaiJiaYun Limited, a wholly-owned subsidiary of Baijiayun Group Ltd Revenue by Product Type for FY2022

Guidance for FY2023 FY23 Guidance (issued as of January 20, 2023) • Revenues of $90-103 million • Non-GAAP net income of between $5-7 million Note: Non-GAAP net profit margin before SBC and reverse acquisition-related expenses Please refer to appendix as well as earnings PR on 1/20/23 for GAAP and Non-GAAP financials reconciliation Guidance financials are for BaiJiaYun Limited, a wholly-owned subsidiary of Baijiayun Group Ltd 25

26 Appendix GAAP to Non-GAAP Financials Reconciliation Note: The financials are for BaiJiaYun Limited, a wholly-owned subsidiary of Baijiayun Group Ltd; no reconciliation needed for FY2020

Thank You Website: www.baijiayun.com Headquarter: 24F, A1 South Building, N0.32 Fengzhan Road, Yuhuatai District, Nanjing 210000, P.R.C. Beijing Office: Tower 2C, Z Park Building 2, Haidian District, Beijing, 100000, P.R.C. Investment: Yong Fang 13126803082 Business: Yuan Yin 17600909069